[LETTERHEAD CLIFFORD CHANCE US LLP]

September 9, 2008

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, DC 20549

Re:	PowerShares Exchange-Traded Fund Trust II (the “Fund”)
Securities Act File No. 333-138490
Post-Effective Amendment No. 61
Investment Company Act File No. 811-21977
Amendment No. 62

Dear Mr. O’Connor:

As per our discussion and to supplement our letter of July 22, 2008, you have previously reviewed Post-Effective Amendment No. 57 to the Fund’s Registration Statement, which was filed on June 25, 2008, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 58 pursuant to the Investment Company Act of 1940, as amended, (the “1940 Act”) on Form N-1A, relating to the PowerShares Global Agriculture Portfolio, PowerShares Global Biotech Portfolio, PowerShares Global Coal Portfolio and PowerShares Global Transportation Portfolio.  We filed the above-referenced Post-Effective Amendment No. 61 (the “Amendment”) to the Fund’s Registration Statement on July 21, 2008, pursuant to Rule 485(a) under the 1933 Act, and Amendment No. 62 pursuant to the 1940 Act, on Form N-1A, relating to the above-referenced portfolios in order to change the name, benchmark index, methodology and index provider for one of the portfolios, the PowerShares Global Transportation Portfolio to the PowerShares Global Energy Efficient Transportation Portfolio.

We filed Post-Effective Amendment No. 67 to the Fund’s Registration Statement on August 21, 2008, pursuant to Rule 485(a) under the 1933 Act, and Amendment No. 68 pursuant to the 1940 Act on Form N-1A, which included all requisite updated financial information, consents and opinions, responded to the oral comments we received from you, and contained all other required information, in anticipation of going effective.  No fees are required in connection with this filing.

In addition, as per our discussion, in accordance with Rule 461 of the General Rules and Regulations under the 1933 Act, the Fund hereby requests that the effectiveness of the Post-Effective Amendment No. 67 relating to the above-referenced portfolios be accelerated to 12 p.m., New York time, on September 12, 2008, or as soon thereafter as practicable.  The Fund hereby confirms that it is aware of its obligations under the 1933 Act and the Securities Exchange Act of 1934, as amended.

Should you have any questions regarding the Amendment or the foregoing matters, please do not hesitate to contact Stuart M. Strauss at (212) 878-4931 or Clifford R. Cone at (212) 878-4988.

Very truly yours,

/s/ Stuart M. Strauss

Stuart M. Strauss